Overview of FY2006 Third Quarter Financial Results (Consolidated)
                     (Prepared in accordance with U.S. GAAP)

                                                                                                                   January 26, 2007
Company name                 Advantest Corporation                                        (Stock code number: 6857, TSE 1st Section)
                             (URL http://www.advantest.co.jp/investors/)                  (Ticker Symbol: ATE, NYSE)
Company representative:      Toshio Maruyama, Representative Board Director, President and CEO
Contact Person:              Hiroshi Nakamura, Executive Officer, Vice President of the Corporate Affairs Group
                             (TEL (03) 3214-7500)
1. Notes to the Quarterly Financial Results:
(1) Use of simplified accounting method:                                                           Yes
                             Simplified tax effect accounting is used for the calculation of tax expenses for the purpose of the quarterly financial results.

(2) Changes in accounting method from the most recent fiscal year:                                  No
(3) Changes in scope of consolidation and equity method (as compared to March 31, 2006):           Yes
                             Number of consolidated subsidiaries:                                   40
                                          (Newly included)                                           0
                                          (Excluded)                                                 0
                             Number of unconsolidated subsidiaries:                                  0
                             Number of affiliates accounted for under the equity method:             1
                                          (Newly included)                                           1
                                          (Excluded)                                                 0
(4) Advantest's independent outside auditor has not been involved in the preparation of these consolidated quarterly financial statements.

2. Consolidated Financial Results of FY2006 3Q (April 1, 2006 through December 31, 2006)
(1)Consolidated Financial Results
------------------------------------------------------------------------------------------------------------------------------------
                                  Net sales                Operating income      Income before income taxes       Net income
------------------------------------------------------------------------------------------------------------------------------------
                           Million yen   % increase    Million yen  % increase    Million yen   % increase   Million yen % increase
                                          (decrease)                 (decrease)                  (decrease)               (decrease)
------------------------------------------------------------------------------------------------------------------------------------
  FY2006 Q3                    166,222         (5.0)      40,100          (0.9)      43,309            0.6      27,791          7.1
  FY2005 Q3                    174,906         (7.6)      40,453         (21.9)      43,065          (18.6)     25,941        (18.9)
------------------------------------------------------------------------------------------------------------------------------------
  (For reference) FY2005       253,922                    64,458                     67,454                     41,374
------------------------------------------------------------------------------------------------------------------------------------

                            Net income per share        Net income per share
                                   (basic)                   (diluted)
                                     Yen                       Yen
  FY2006 Q3                        148.62                    147.66
  FY2005 Q3                        140.17                    139.59
  (For reference) FY2005           223.17                    221.98

(Notes)
1. The percentages shown in the above items including net sales and operating income are changes in comparison to the corresponding period of the previous fiscal year.
2. On October 1, 2006, a one to two stock split was made to shares of the common stock in respect of shareholders recorded in the register as of September 30, 2006. Basic net income per share and diluted net income per share for this third quarter were calculated based on the number of issued and outstanding shares after such stock split. Accordingly, per share information for the third quarter ended March 31, 2006 and for the fiscal year ended March 31, 2006 have been recalculated for adjustment.


(Qualitative Information Regarding Consolidated Financial Results)

     During this third quarter (a period of nine months from April 1, 2006 to December 31, 2006), although there were inventory adjustment of LCD panels and reduction of capital expenditures by some semiconductor manufactures, Advantest's operating environment remained steady, as supported by capital expenditures for personal computers and digital consumer devices. During the first half of this fiscal period, capital expenditures for digital consumer devices such as flat-panel TVs and game players were favorable, and capital expenditures increased for DRAM semiconductors used in personal computers for a new operating system during the latter half of this fiscal period.

     Under this environment, Advantest made concentrated effort to increase order input received and expand sales with a focus of providing overall test solutions with the best products and services that meet various customers' demands. In addition, Advantest continued to make efforts to improve the quality of products and to reduce costs by promoting further the just-in-time production system in its manufacturing process. As a result of the above, in the third quarter, orders input received was (Y) 173.1 billion (12.2% decrease in comparison to the corresponding third quarter of the previous fiscal year), sales was (Y) 166.2 billion (0.5% decrease), net income before income taxes was
(Y) 43.3 billion (0.6% increase), and net income was 27.8 billion (7.1% increase). Overseas sales as a percentage of total sales was 63.9%, as compared with 68.9% in the corresponding third quarter of the previous fiscal year.

(Results by Business Segment)

     With respect to the semiconductor and component test system segment, in the memory semiconductor test system market, demand for test systems for DRAM semiconductors was positive because the price of DRAM semiconductors was stable and investment in DDR2-DRAM semiconductors used in personal computers for a new operating system increased rapidly in Korea and Taiwan, among other countries, from the latter half of this fiscal period. Demand for test systems for flash memory semiconductors, however, was low due to restrained capital expenditures resulting from a significant price decline of flash memory semiconductors.

     In the market of non-memory semiconductor test system, sales of the SOC semiconductor test systems for devices used in consumer digital products was steady in Japan. However, capital expenditures were low with respect to the test systems for non-memory semiconductors used in MPU or LCD driver IC. As a result of the above, orders input received was (Y) 121.5 billion, sales was (Y) 117.3 billion and operating income was (Y) 34.6 billion. In the mechatronics system segment, due to a strong demand especially for handlers for DRAM semiconductors and devise interface products, orders input received was (Y) 42.6 billion, sales was (Y) 37.9 billion and operating income was (Y) 10.0 billion. In the services, support and others segment, orders input received was (Y) 13.7 billion, sales was (Y) 13.8 billion and operating income was (Y) 1.7 billion.

(2)Changes in Consolidated Financial Position
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 Net assets
                               Total assets               Net assets               Equity-to-assets ratio         per share
------------------------------------------------------------------------------------------------------------------------------------
                               Million yen               Million yen                       %                        Yen
------------------------------------------------------------------------------------------------------------------------------------
  FY2006 Q3                       348,293                   283,224                       81.3                   1,512.13
  FY2005 Q3                       323,901                   238,324                       73.6                   1,282.07
------------------------------------------------------------------------------------------------------------------------------------
  (For reference) FY2005          350,776                   257,927                       73.5                   1,381.85
------------------------------------------------------------------------------------------------------------------------------------
(Note) On October 1, 2006, a one to two stock split was made to shares of the common stock in respect of shareholders recorded in the register as of September
30, 2006. Net assets per share for this third quarter was calculated based on the number of issued and outstanding shares after such stock split. Accordingly, net assets per share for the third quarter ended March 31, 2006 and for the fiscal year ended March 31, 2006 have been recalculated for adjustment.

(Consolidated Cash Flows)
------------------------------------------------------------------------------------------------------------------------------------
                             Cash flows from             Cash flows from           Cash flows from         Cash and cash equivalents
                           operating activities        investing activities      financing activities          at end of period
------------------------------------------------------------------------------------------------------------------------------------
                                 Million yen               Million yen               Million yen                  Million yen
------------------------------------------------------------------------------------------------------------------------------------
  FY2006 Q3                        29,251                    (6,214)                    (4,839)                   178,043
  FY2005 Q3                        30,009                    (6,217)                   (21,001)                   127,851
------------------------------------------------------------------------------------------------------------------------------------
  (For reference) FY2005           59,480                    (8,542)                   (18,336)                   157,925
------------------------------------------------------------------------------------------------------------------------------------

(Qualitative Information Regarding Changes in Consolidated Financial Position)

     At the end of this third quarter, total assets decreased by (Y) 2.5 billion from the end of the previous fiscal year to (Y) 348.3 billion, mainly due to the decrease of trade accounts receivable by (Y) 24.2 billion despite the increase of cash and cash equivalents by (Y) 20.1 billion. Total liabilities decreased by
(Y) 27.8 billion from the end of the previous fiscal year to (Y) 65.1 billion, mainly due to the decrease of accounts payable by (Y) 6.4 billion and other current liabilities by (Y) 20.0 billion as a result of the payment of corporate tax, among other things. Net assets was (Y) 283.2 billion and equity-to-assets ratio increased by 7.8 percentage points from the end of the previous fiscal year to 81.3%.

(Cash Flow Statements)

     Cash and cash equivalents at the end of this third quarter increased by (Y)
20.1 billion from the end of the previous fiscal year to (Y) 178.0 billion. Significant cash flows during this third quarter and their causes are described below.
     Cash flows from operating activities was an inflow of (Y) 29.3 billion, which consisted primarily of proceeds from a decrease of trade accounts receivable ((Y) 24.7 billion) and an expenditure due to a decrease of income taxes payable ((Y) 14.7 billion), in addition to the net income for this quarter period of (Y) 27.8 billion.
     Cash flows from investing activities was an outflow of (Y) 6.2 billion, which consisted primarily of capital expenditures on tangible fixed assets including lease assets ((Y) 5.7 billion).
     Cash flows from financing activities was an outflow of (Y) 4.8 billion, which consisted primarily of dividends paid ((Y) 7.3 billion) and proceeds from sales of treasury shares ((Y) 2.5 billion).

3. Projected Results for FY2006 (April 1, 2006 through March 31, 2007)

     With respect to its earnings forecast for the fourth quarter and beyond, Advantest anticipates that investment in DDR2-DRAM semiconductors used in personal computers for a new operating system will increase. Advantest also anticipates that capital expenditures on digital consumer devices including flat-panel TVs will remain steady. On the other hand, it is Advantest's concern that capital expenditures of some flash memory semiconductor manufacturers will remain low, due to a decline in the price of flash memory semiconductors. In addition, some MPU manufacturers are behind in making recoveries with respect to their capital expenditures, and capital expenditures for LCD driver IC have not been fully recovered due to a declined demand resulting from an inventory adjustment of LCD panels. Accordingly, Advantest projects that it will be difficult to achieve its previous earnings forecast for the fiscal year ending March 31, 2007 that was released on October 27, 2006, and therefore hereby revise the forecast, as below.

[Consolidated]
----------------------------------------------------------------------------------------------------------
                                                        Income before income
                               Net sales                      taxes                 Net income
----------------------------------------------------------------------------------------------------------
                              Million yen                 Million yen               Million yen
----------------------------------------------------------------------------------------------------------
Previous forecast (A)
(As of October 27, 2006)        255,000                     68,000                    43,000
----------------------------------------------------------------------------------------------------------
Revised forecast (B)            240,000                     64,000                    41,000
----------------------------------------------------------------------------------------------------------
Difference (B)-(A)              (15,000)                    (4,000)                   (2,000)
----------------------------------------------------------------------------------------------------------

[Non-Consolidated] (Parent Company only)
----------------------------------------------------------------------------------------------------------
                                                         Income before
                               Net sales                  income taxes               Net income
----------------------------------------------------------------------------------------------------------

                               Million yen                 Million yen                Million yen
----------------------------------------------------------------------------------------------------------
Previous forecast (A)
(As of October 27, 2006)        215,000                     49,000                    33,000
----------------------------------------------------------------------------------------------------------
Revised forecast (B)            205,000                     46,000                    31,000
----------------------------------------------------------------------------------------------------------
Difference (B)-(A)              (10,000)                    (3,000)                   (2,000)
----------------------------------------------------------------------------------------------------------
(Note) Figures presented in the Quarterly Financial Results have been rounded to the nearest million yen.

         Cautionary Statement with Respect to Forward-Looking Statements

     This document contains "forward-looking statements" that are based on Advantest's current expectations, estimates and projections. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These factors include: (i) changes in demand for the products and services produced and offered by Advantest's customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest's investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Advantest's actual results, levels of activity, performance or achievements is contained in the "Operating and Financial Review and Prospects", "Key Information - Risk Factors" and "Information on the Company" sections and elsewhere in Advantest's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission

Quarterly Consolidated Financial Statements (Summary)

1. Quarterly Consolidated Balance Sheets (Summary)

------------------------------------------------------------------------------------------------------------------------------------
                                                        Q3 of FY2006             FY2005                             Q3 of FY2005
                                                           (As of                (As of            Increase           (As of
                                                      December 31, 2006)     March 31, 2006)      (Decrease)     December 31, 2005)
------------------------------------------------------------------------------------------------------------------------------------
                                                      Amount                  Amount                Amount       Amount
                                                   (in million  Percentage (in million Percentage (in million (in million Percentage
         Item                                Notes     yen)        (%)         yen)       (%)         yen)        yen)       (%)
------------------------------------------------------------------------------------------------------------------------------------
(Assets)
  Cash and cash equivalents                           178,043                  157,925               20,118       127,851
  Trade accounts receivable,
  less allowance for doubtful accounts          *1     45,337                   69,567              (24,230)       64,815
  Inventories                                          35,820                   29,911                5,909        37,574
  Other current assets                                 16,572                   18,230               (1,658)       20,865
                                                     --------                 --------             ---------     --------
     Total current assets                             275,772       79.2       275,633     78.6         139       251,105      77.5

  Investment securities                                11,342        3.3        12,273      3.5        (931)       10,803       3.3
  Property, plant and equipment, net            *2     49,482       14.2        50,793     14.5      (1,311)       50,298      15.5
  Intangible assets, at cost,
  less accumulated amortization                         2,890        0.8         2,858      0.8          32         2,796       0.9
  Other assets                                          8,807        2.5         9,219      2.6        (412)        8,899       2.8
                                                     --------                 --------             ---------     --------
     Total assets                                     348,293      100.0       350,776    100.0      (2,483)      323,901     100.0
                                                     ========                 ========             =========     ========
====================================================================================================================================
(Liabilities)
  Current portion of long-term debt                        10                       30                  (20)           47
  Trade accounts payable                               26,145                   32,584               (6,439)       31,940
  Other current liabilities                            24,143                   44,131              (19,988)       37,520
                                                     --------                 --------             ---------     --------
     Total current liabilities                         50,298       14.5        76,745     21.9     (26,447)       69,507      21.5

  Long-term debt, excluding current portion                 5        0.0            10      0.0          (5)           15       0.0
  Accrued pension and severance cost                   11,193        3.2        12,292      3.5      (1,099)       12,440       3.8
  Other liabilities                                     3,573        1.1         3,802      1.1        (229)        3,615       1.1
                                                     --------                 --------             ---------     --------
     Total liabilities                                 65,069       18.7        92,849     26.5     (27,780)       85,577      26.4
                                                     --------                 --------             ---------     --------

(Stockholders' equity)
  Common stock                                         32,363        9.3        32,363      9.2           -        32,363      10.0
  Capital surplus                                      38,303       11.0        37,147     10.6       1,156        36,769      11.4
  Retained earnings                                   265,126       76.1       245,090     69.9      20,036       230,255      71.1
  Accumulated other comprehensive income (loss) *3      2,549        0.7         1,344      0.3       1,205           380       0.1
  Treasury stock                                      (55,117)     (15.8)      (58,017)   (16.5)      2,900       (61,443)    (19.0)
                                                     --------                 --------             ---------     --------
     Total stockholders' equity                       283,224       81.3       257,927     73.5      25,297       238,324      73.6
                                                     --------                 --------             ---------     --------
     Total liabilities and stockholders' equity       348,293      100.0       350,776    100.0      (2,483)      323,901     100.0
                                                     ========                 ========             =========     ========
------------------------------------------------------------------------------------------------------------------------------------
(Notes)
1. Allowance for doubtful accounts                      2,028                    2,117                  (89)       2,184
2. Accumulated depreciation on property,
   plant and equipment                                 75,394                   72,131                3,263       72,729
3. Accumulated other comprehensive income (loss)
   Foreign currency translation adjustment                239                   (1,378)               1,617       (1,563)
   Net unrealized gain(loss) on securities              2,310                    2,722                 (412)       1,943

2. Quarterly Consolidated Statements of Income (Summary)

------------------------------------------------------------------------------------------------------------------------------------
                                                  Q3 of                       Q3 of
                                                 FY2006                       FY2005                                FY2005
                                              April 1, 2006               April 1, 2005                          April 1, 2005
                                                 through                     through            Increase             through
                                              December 31, 2006          December 31, 2005     (Decrease)        March 31, 2006
------------------------------------------------------------------------------------------------------------------------------------
                                            Amount                       Amount                    Amount      Amount
                                         (in million    Percentage   (in million  Percentage   (in million  (in million   Percentage
        Item                                  yen)         (%)           yen)        (%)           yen)        yen)           (%)
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                         166,222   100.0           174,906  100.0         (8,684)         253,922   100.0
    Cost of sales                                  75,822    45.6            83,980   48.0         (8,158)         121,429    47.8
                                                   ------                    ------                ------          -------
          Gross profit                             90,400    54.4            90,926   52.0           (526)         132,493    52.2
    Research and development expenses              21,984    13.2            20,014   11.4          1,970           26,927    10.6
    Selling, general and administrative
    expenses                                       28,316    17.1            30,459   17.5         (2,143)          41,108    16.2
                                                   ------                    ------                ------          -------
          Operating income                         40,100    24.1            40,453   23.1           (353)          64,458    25.4
    Other income (expense):
       Interest and dividend income     2,178                       1,185                     993           1,760
       Interest expense                   (12)                       (288)                    276            (290)
       Other                            1,043       3,209     1.9   1,715     2,612    1.5   (672)    597   1,526    2,996     1.2
                                        -----      ------           -----    ------          -----  -----   -----   ------
         Income before income taxes                43,309    26.0            43,065   24.6            244           67,454    26.6
    Income taxes                                   15,513     9.3            17,124    9.8         (1,611)          26,080    10.3
    Equity in net income (loss) of
    an affiliated company                              (5)    0.0                 -      -             (5)               -       -
                                                   ------                    ------                 -----           ------
          Net income                               27,791    16.7            25,941   14.8          1,850           41,374    16.3
                                                   ------                    ------                 -----           ------
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                         Q3 of                     Q3 of
                                                        FY2006                     FY2005                              FY2005
                                                     April 1, 2006             April 1, 2005                       April 1, 2005
                                                        through                   through          Increase          through
                                                     December 31, 2006        December 31, 2005   (Decrease)      March 31, 2006
------------------------------------------------------------------------------------------------------------------------------------
          Item                                          Amount                     Amount           Amount             Amount
                                                       (in yen)                   (in yen)         (in yen)           (in yen)
-----------------------------------------------------------------------------------------------------------------------------------
    Net income per share
       Basic                                             148.62                    140.17               8.45             223.17
       Diluted                                           147.66                    139.59               8.07             221.98
-----------------------------------------------------------------------------------------------------------------------------------

3. Quarterly Consolidated Statements of Cash Flows (Summary)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Q3 of FY2006             Q3 of FY2005               FY2005
                                                              April 1, 2006 through    April 1, 2005 through   April 1, 2005 through
                                                                December 31, 2006        December 31, 2005        March 31, 2006
-----------------------------------------------------------------------------------------------------------------------------------
                                                                     Amount                    Amount                 Amount
                               Item                             (in million yen)          (in million yen)       (in million yen)
-----------------------------------------------------------------------------------------------------------------------------------
  I  Cash flows from operating activities:
         Net income                                                      27,791             25,941                     41,374
         Adjustments to reconcile net income to net cash
         provided by operating activities:
            Depreciation and amortization                                 6,105              6,158                      8,275
            Changes in assets and liabilities:
                 Trade accounts receivable                               24,686             (6,298)                   (11,072)
                 Inventories                                             (5,906)            (7,362)                       108
                 Trade accounts payable                                  (6,621)             7,001                      7,627
                 Income taxes payable                                   (14,699)             4,997                     12,506
            Other                                                        (2,105)              (428)                       662
                                                                        -------            -------                    -------
                 Net cash provided by operating activities               29,251             30,009                     59,480
                                                                        -------            -------                    -------

  II  Cash flows from investing activities:
         Purchases of property, plant and equipment                      (5,666)            (4,952)                    (7,071)
         Other                                                             (548)            (1,265)                    (1,471)
                                                                        -------            -------                    -------
                 Net cash used in investing activities                   (6,214)            (6,217)                    (8,542)
                                                                        -------            -------                    -------

 III  Cash flows from financing activities:
         Principal payments on long-term debt                               (25)           (20,021)                   (20,043)
         Dividends paid                                                  (7,300)            (4,499)                    (4,622)
         Other                                                            2,486              3,519                      6,329
                                                                        -------            -------                    -------
                 Net cash used in financing activities                   (4,839)           (21,001)                   (18,336)
                                                                        -------            -------                    -------

 IV   Net effect of exchange rate changes on cash and cash equivalents    1,920              4,074                      4,337
                                                                        -------            -------                    -------
  V   Net change in cash and cash equivalents                            20,118              6,865                     36,939

 VI   Cash and cash equivalents at beginning of period                  157,925            120,986                    120,986
                                                                        -------            -------                    -------
VII   Cash and cash equivalents at end of period                        178,043            127,851                    157,925
                                                                        -------            -------                    -------

Supplemental Information to FY2006 Third Quarter Financial Results

1. Business Segment Operating Income

                                                                                                (Rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                  Q3 of FY2006             Q3 of FY2005          Increase              FY2005
                                              April 1, 2006 through    April 1, 2005 through    (Decrease)         April 1, 2005
                                                December 31, 2006        December 31, 2005                   through March 31, 2006
------------------------------------------------------------------------------------------------------------------------------------
                                              Amount (in   Percentage  Amount (in    Percentage    Amount    Amount (in  Percentage
                                              million yen)    (%)      million yen)     (%)                  million yen)    (%)
------------------------------------------------------------------------------------------------------------------------------------
Semiconductor
and Component
Test System
              Sales to unaffiliated customers    114,736        97.8       127,868       97.8        (13,132)    187,136       97.8
              Intersegment sales                   2,609         2.2         2,926        2.2           (317)      4,279        2.2
           Net sales                             117,345       100.0       130,794      100.0        (13,449)    191,415      100.0
           Operating expenses                     82,789        70.6        93,172       71.2        (10,383)    133,898       70.0
           Operating income                       34,556        29.4        37,622       28.8         (3,066)     57,517       30.0
------------------------------------------------------------------------------------------------------------------------------------
Mechatronics
   System
              Sales to unaffiliated customers     37,688        99.5        32,479       99.5          5,209      47,724       98.9
              Intersegment sales                     201         0.5           164        0.5             37         536        1.1
           Net sales                              37,889       100.0        32,643      100.0          5,246      48,260      100.0
           Operating expenses                     27,859        73.5        24,959       76.5          2,900      36,294       75.2
           Operating income                       10,030        26.5         7,684       23.5          2,346      11,966       24.8

------------------------------------------------------------------------------------------------------------------------------------
Services,
Support and
Others
              Sales to unaffiliated customers     13,798       100.0        14,559      100.0           (761)     19,062      100.0
              Intersegment sales                       -           -             -          -              -           -          -
           Net sales                              13,798       100.0        14,559      100.0           (761)     19,062      100.0
           Operating expenses                     12,107        87.7        11,726       80.5            381      15,209       79.8
           Operating income                        1,691        12.3         2,833       19.5         (1,142)      3,853       20.2

------------------------------------------------------------------------------------------------------------------------------------
Elimination and
Corporate
              Sales to unaffiliated customers          -           -             -          -              -           -          -
              Intersegment sales                  (2,810)      100.0        (3,090)     100.0            280      (4,815)     100.0
           Net sales                              (2,810)      100.0        (3,090)     100.0            280      (4,815)     100.0
           Operating expenses                      2,068           -         3,090          -         (1,022)      2,179          -
           Operating income (loss)                (4,878)          -        (6,180)         -          1,302      (6,994)         -

------------------------------------------------------------------------------------------------------------------------------------
Consolidated
              Sales to unaffiliated customers    166,222       100.0       174,906      100.0         (8,684)    253,922      100.0
              Intersegment sales                       -           -             -          -              -           -          -
           Net sales                             166,222       100.0       174,906      100.0         (8,684)    253,922      100.0
           Operating expenses                    124,823        75.1       132,947       76.0         (8,124)    187,580       73.9
           Operating income                       41,399        24.9        41,959       24.0           (560)     66,342       26.1
------------------------------------------------------------------------------------------------------------------------------------
(Notes)
1.   Adjustments to operating income (loss) included in Corporate mainly consist of research and development expenses for basic research activities, which are not allocated to corporate general administrative expenses and segment by business sector.

2.   Stock option compensation expense of (Y)1,299 million, (Y)1,506 million and (Y)1,884 million in this third quarter of FY2005 and FY 2005, respectively are not included in operating income in the business segment information. Therefore, these operating income do not match with the operating income in the consolidated statements of income. Such exclusion was made since such items are not included in the performance review of each business segment by management.

 2. Geographic Segment Net Sales
    Net sales to unaffiliated customers

                                                                                                (Rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                   Q3 of FY2006              Q3 of FY2005                             FY2005
                                               April 1, 2006 through     April 1, 2005 through    Increase        April 1, 2005
                                                 December 31, 2006         December 31, 2005     (Decrease)  through March 31, 2006
------------------------------------------------------------------------------------------------------------------------------------
                                              Amount (in   Percentage  Amount (in    Percentage              Amount (in   Percentage
                                              million yen)    (%)      million yen)     (%)        Amount    million yen)    (%)
------------------------------------------------------------------------------------------------------------------------------------
           Americas                              8,439          5.1        18,223       10.4        (9,784)     25,516       10.0
           Europe                                7,905          4,8        10,166        5.8        (2,261)     14,558        5.7
           Asia                                 89,912         54.0        92,195       52.7        (2,283)    132,708       52.3
                Total Overseas                 106,256         63.9       120,584       68.9       (14,328)    172,782       68.0
           Japan                                59,966         36.1        54,322       31.1         5,644      81,140       32.0
                Consolidated                   166,222        100.0       174,906      100.0        (8,684)    253,922      100.0
------------------------------------------------------------------------------------------------------------------------------------

3. Consolidated Net Sales by Business Segment
                                                                                                (Rounded to the nearest million yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                              Q3 of FY2006             Q3 of FY2005                            FY2005
                                           April 1, 2006 through   April 1, 2005 through    Increase         April 1, 2005
                                             December 31, 2006        December 31, 2005    (Decrease)   through March 31, 2006
-----------------------------------------------------------------------------------------------------------------------------------
    Semiconductor and Component Test System       117,345                130,794             (13,449)           191,415
    Mechatronics System                            37,889                 32,643               5,246             48,260
    Services, Support and Others                   13,798                 14,559                (761)            19,062
    Intercompany transactions elimination          (2,810)                (3,090)                280             (4,815)
  Total net sales                                 166,222                174,906              (8,684)           253,922
-----------------------------------------------------------------------------------------------------------------------------------

4. Consolidated Orders input received and Orders Backlog by Business Segment
                                                                                               (Rounded to the nearest million yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                              Q3 of FY2006             Q3 of FY2005                            FY2005
                                           April 1, 2006 through   April 1, 2005 through    Increase         April 1, 2005
                                             December 31, 2006        December 31, 2005    (Decrease)   through March 31, 2006
-----------------------------------------------------------------------------------------------------------------------------------
   Semiconductor and Component Test System        121,540               149,689              (28,149)           195,585
   Mechatronics System                             42,585                36,026                6,559             49,491
   Services, Support and Others                    13,739                15,658               (1,919)            19,251
   Intercompany transactions elimination           (4,718)               (4,101)                (617)            (4,892)
Total orders input received                       173,146               197,272              (24,126)           259,435
-----------------------------------------------------------------------------------------------------------------------------------
                                            Q3 of FY2006            Q3 of FY2005                              FY2005
                                               (As of                 (As of               Increase           (As of
                                          December 31, 2006)     December 31, 2005)       (Decrease)       March 31, 2006)
-----------------------------------------------------------------------------------------------------------------------------------
    Semiconductor and Component Test System        40,410                50,941              (10,531)            36,215
    Mechatronics System                            12,588                10,044                2,544              7,891
    Services, Support and Others                      979                 1,948                 (969)             1,038
    Intercompany transactions elimination          (2,002)               (1,028)                (974)               (93)
Total orders backlog                               51,975                61,905               (9,930)            45,051

(Note) The amount of orders input received for any given period consists of the sum of the revenues for such period and the amount of orders backlog at the end of such period less the orders backlog at the end of the previous fiscal year. Orders input received are recorded upon receipt of a written customer order.

5. Consolidated Cash Flows
                                                                                               (Rounded to the nearest million yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                 Q3 of FY2006            Q3 of FY2005                   FY2005
                                             April 1, 2006 through     April 1, 2005 through     April 1, 2005 through
                                                December 31, 2006          December 31, 2005         March 31, 2006
-----------------------------------------------------------------------------------------------------------------------------------
    Operating activities                             29,251                    30,009                   59,480
    Investing activities                             (6,214)                   (6,217)                  (8,542)
    (Free cash flows)                                23,037                    23,792                   50,938
    Financing activities                             (4,839)                  (21,001)                 (18,336)
  Total cash flows                                   18,198                     2,791                   32,602
  Cash and cash equivalents at end of period        178,043                   127,851                  157,925
-----------------------------------------------------------------------------------------------------------------------------------

6. Consolidated Capital Expenditures, Depreciation and Amortization and Research and Development Expenses
                                                                                               (Rounded to the nearest million yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                              Q3 of FY2006             Q3 of FY2005                                FY2005
                                           April 1, 2006 through   April 1, 2005 through     Increase       April 1, 2005 through
                                            December 31, 2006       December 31, 2005       (Decrease)          March 31, 2006
-----------------------------------------------------------------------------------------------------------------------------------
  Capital expenditures                                5,257                   5,195                  62              8,323
  Depreciation and amortization                       6,105                   6,158                 (53)             8,275
  Research and development expenses                  21,984                  20,014               1,970             26,927

7. Number of Employees (Advantest Corporation and Consolidated Subsidiaries)
                                                                                                                  (Persons)
-----------------------------------------------------------------------------------------------------------------------------------
                                                Q3 of FY2006                 FY2005             Increase          Q3 of FY2005
                                           (As of December 31, 2006)  (As of March 31, 2006)   (Decrease)  (As of December 31, 2005)
-----------------------------------------------------------------------------------------------------------------------------------
  Non-Consolidated (Parent Company only)              1,466                   1,445                  21              1,445
  Consolidated subsidiaries                           2,178                   2,150                  28              2,146
  Consolidated full-time employee total               3,644                   3,595                  49              3,591


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